Exhibit (a)(1)(vi)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase dated November 25, 2013 and the related Letter of Transmittal and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of

ViroPharma Incorporated

at

$50.00 Net Per Share

Pursuant to the Offer to Purchase Dated November 25, 2013

by

Venus Newco, Inc.
a wholly owned subsidiary of

Shire Pharmaceutical Holdings Ireland Limited

Venus Newco, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Shire Pharmaceutical Holdings Ireland Limited, a company incorporated in Ireland (“SPHIL”), is offering to purchase all outstanding shares (the “Shares”) of common stock, par value $0.002 per share, of ViroPharma Incorporated, a Delaware corporation (“ViroPharma”), for $50.00 per Share (the “Offer Price”), net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 25, 2013 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). Tendering stockholders whose Shares are registered in their names and who tender directly to Purchaser will not be charged brokerage fees or similar expenses on the exchange of Shares for cash pursuant to the Offer. Tendering stockholders whose Shares are registered in the name of their broker, dealer, commercial bank, trust company or other nominee should consult such nominee to determine if any fees may apply. Following the consummation of the Offer, and subject to the conditions described in the Offer to Purchase, Purchaser intends to effect the Merger described below.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 6:00 P.M., NEW YORK CITY
TIME, ON THURSDAY, DECEMBER 26, 2013, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to the Agreement and Plan of Merger dated as of November 11, 2013 (the “Merger Agreement”) among ViroPharma, SPHIL, Purchaser and, solely for the limited purposes set forth therein, Shire plc, a company incorporated in Jersey, Channel Islands. The Merger Agreement provides, among other things, that as soon as practicable after consummation of the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, Purchaser will merge with and into ViroPharma (the “Merger”), with ViroPharma continuing as the surviving corporation and a wholly owned subsidiary of SPHIL. At the effective time of the Merger, each outstanding Share (other than any Shares in respect of which appraisal rights are validly exercised under Section 262 of the Delaware General Corporation Law (the “DGCL”) and any Shares held by ViroPharma or its subsidiaries, SPHIL or Purchaser) will be converted into the right to receive the price per Share paid in the Offer, net to the seller in cash, without interest and less any required withholding taxes.  The Merger Agreement is more fully described in Section 13 of the Offer to Purchase.

If the Offer is consummated, Purchaser does not anticipate seeking the approval of ViroPharma’s remaining public stockholders before effecting the Merger. The parties to the Merger Agreement have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a meeting of ViroPharma stockholders, in accordance with Section 251(h) of the DGCL.

The Board of Directors of ViroPharma (the “ViroPharma Board”) has unanimously (a) adopted and declared the advisability of the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement, (b) declared that it is in the best interests of ViroPharma and its stockholders (other than SPHIL and its subsidiaries) that ViroPharma enter into the Merger Agreement and consummate the Merger and that the stockholders of ViroPharma tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth therein, (c) declared that the terms of the Offer and the Merger are fair to ViroPharma and ViroPharma’s stockholders (other than SPHIL and its subsidiaries) and (d) recommended that ViroPharma’s stockholders accept the Offer and tender their Shares in the Offer. ViroPharma has been advised that all of its directors and executive officers intend to tender all of their Shares pursuant to the Offer.

In connection with the Offer, ViroPharma will file its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the Securities and Exchange Commission (the “SEC”) and disseminate the Schedule 14D-9 to holders of Shares. The Schedule 14D-9 will include a more complete description of the ViroPharma Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby and therefore stockholders are encouraged to review the Schedule 14D-9 carefully.

The Offer is conditioned upon, among other things, (i) there being validly tendered and not validly withdrawn prior to the expiration of the Offer a number of Shares (excluding Shares tendered pursuant to notices of guaranteed delivery for which Shares have not been delivered) which, together with the Shares already owned by SPHIL and its subsidiaries (including Purchaser), represent at least a majority of the total number of Shares outstanding as of the expiration of the Offer (the “Minimum Condition”), (ii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder and (iii) the termination of review or approval of the transaction by the United Kingdom Office of Fair Trading.  The Offer is also subject to the other conditions described in Section 15 of the Offer to Purchase. The Offer is not conditioned upon SPHIL or Purchaser obtaining financing or the funding thereof.

Purchaser also reserves the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer, provided that ViroPharma’s prior written consent is required for Purchaser to (i) reduce the number of Shares sought in the Offer, (ii) reduce the Offer Price, (iii) change, modify or waive the Minimum Condition, (iv) add to any of the conditions to the Offer or modify or change any such condition in a manner adverse to any holders of Shares, (v) extend or otherwise change the Expiration Time (as defined below), except to the extent permitted or required by the Merger Agreement, (vi) change the form of consideration to be paid in the Offer or (vii) otherwise amend, modify or supplement any of the terms of the Offer in a manner adverse to the holders of Shares.

Upon the terms and subject to the conditions of the Offer, Purchaser will accept for payment and pay for all Shares validly tendered and not validly withdrawn prior to 6:00 p.m., New York City time, on Thursday, December 26, 2013 (or, in the event the Offer is extended, any later time and date at which the Offer expires) (the “Expiration Time”) promptly after the expiration of the Offer.

Purchaser may, without the consent of ViroPharma, in consecutive increments of not more than ten business days, extend the Offer on one or more occasions, if at any scheduled Expiration Time any condition to the Offer has not been satisfied or waived or if such extension is otherwise required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer or applicable law.  In addition, to the extent requested in writing by ViroPharma prior to any scheduled Expiration Time and subject to certain exceptions, Purchaser has agreed to extend the Offer on one or more occasions, in consecutive increments of not more than ten business days, if certain conditions to the Offer have not been satisfied or waived as of any scheduled Expiration Time.

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, but no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.

In order to take advantage of the Offer, you must either (i) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal, have your signature guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a manually signed facsimile copy) and any other required documents to Deutsche Bank Trust Company Americas, a New York banking corporation and the depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares along with the Letter of Transmittal to the Depositary or tender your Shares pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee to tender your Shares. If you desire to tender your Shares, and certificates evidencing your Shares are not immediately available or you cannot deliver such certificates and all other required documents to the Depositary or you cannot comply with the procedures for book-entry transfer described in Section 3 of the Offer to Purchase, in each case prior to the Expiration Time, you may tender your Shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment Shares tendered when and if Purchaser gives oral or written notice of Purchaser’s acceptance to the Depositary. Purchaser will pay for Shares accepted for payment pursuant to the Offer by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments and transmitting such payments to tendering stockholders. Under no circumstances will Purchaser pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

Except as otherwise provided in the Offer to Purchase, tenders of Shares made in the Offer are irrevocable. You may withdraw some or all of the Shares that you tender in the Offer at any time prior to the Expiration Time and, if such Shares have not yet been accepted for payment as provided in the Offer to Purchase, any time after January 24, 2014, which is 60 days from the date of the commencement of the Offer.  For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the applicable Shares must be timely received by the Depositary at the address set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and, if different from that of the person who tendered such Shares, the name of the registered holder of the Shares.  If the Shares to be withdrawn have been delivered to the Depositary (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)), a signed notice of withdrawal with signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Time by again following the tender procedures described in the Offer to Purchase.

Subject to applicable law as applied by a court of competent jurisdiction, Purchaser will determine, in its sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and its determination will be final and binding.

The exchange of Shares for cash pursuant to the Offer and the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws.  For a more detailed description of certain U.S. federal income tax consequences of the Offer and Merger, consult Section 5 of the Offer to Purchase.  All stockholders should consult with their own tax advisors as to the particular tax consequences of exchanging their Shares pursuant to the Offer and the Merger.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 promulgated under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

ViroPharma has provided to Purchaser its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on ViroPharma’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent at its address and telephone number set forth below and will be furnished promptly at Purchaser’s expense. Neither SPHIL nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than to the Information Agent and the Depositary, as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email:tenderoffer@mackenziepartners.com

November 25, 2013